LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Secure Planning, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Secure Planning, Inc. as of December 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Secure Planning, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Secure Planning, Inc.'s management. Our responsibility is to express an opinion on Secure Planning, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Secure Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Secure Planning, Inc.'s financial statements. The supplemental information is the responsibility of Secure Planning, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



Larry D. Liberfarb, P.C.

We have served as Secure Planning, Inc.'s auditor since 2008.

Norwood, Massachusetts

February 8, 2019

SECURE PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$	137,836
Accounts receivable		163,663
Property and equipment, at cost, less		
accumulated depreciation of $223,983		24,540
Other assets		56,169
	$	382,208

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Income taxes payable	$	800
Accounts payable, accrued expenses and other liabilities		38,312
		39,112
Stockholder's equity:		
Common stock, no par value, authorized 300 shares,		
10 shares issued and outstanding		42,000
Unrealized gain on securities available for sale		
Retained earnings		301,096
Total stockholder's equity		343,096
	$	382,208

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment, financial planning and advisory services as well as broker-dealer services for its clients.

Revenue Recognition

The Company's primary source of revenue is derived from fee income based on total assets under management. Fee income on these assets is recorded as revenue in the period it is earned. Customers' securities transactions are recorded on the settlement date basis. The related commission income and expense are also recorded on the settlement date basis.

Generally accepted accounting principles requires revenue to be recognized on a trade date basis. There is no material difference between the trade and the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using either the straight line method or accelerated methods over the estimated useful lives of the asset, ranging from 5 to 40 years.

Advertising

Advertising costs are expensed as they are incurred. Advertising expense for the year ended December 31, 2018 was $6,418.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company operates as an S Corporation. As such, the Corporation's income or loss and credits are passed through to the stockholder, and reported on his individual income tax returns. The State of New Hampshire does not recognize the Subchapter S provisions of the Internal Revenue Code. Accordingly, the Company pays a Business Profits Tax (BPT) based on its taxable income. New Hampshire also imposes a Business Enterprise Tax (BET), based on its compensation, interest expense and dividends paid. The Company provides for state income taxes at 8.5% of taxable income. If the BET is greater that the BPT, the excess is included in payroll and related taxes. Because the BET exceeded the BPT, there was no current provision for BPT taxes in 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018 the Company had net capital of $125,520 which was $120,520 in excess of its required net capital of $5,000. The Company's net capital ratio was .31 to 1.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2018:

Leasehold improvements	$116,513
Furniture and fixtures	132,010
	248,523
Less Accumulated Depreciation	223,983
Property and equipment, net	$ 24,540

Depreciation expense for 2018 was $14,202

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

At times, the Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 5 - CONCENTRATIONS

At December 31, 2018, 87% of commissions receivable were due from one company. Approximately 83% of 2018 revenue was earned from this company.

NOTE 6 - EMPLOYEE BENEFITS

The Company has a 401(k) retirement plan covering substantially all employees. Under the plan the Company contributes an amount equal to 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $19,000. The Company also has a profit sharing component under the plan. All profit sharing contributions are at the discretion of management. The Company's total contribution to the plan was $19,739 for the year ended December 31, 2018.

NOTE 7- RELATED PARTY TRANSACTIONS

The Company leases office space in Portsmouth, New Hampshire from its sole stockholder. Under the terms of the lease, the required monthly payment is $6,200. The Company is also responsible for the payment of property taxes, utilities, insurance, maintenance and improvements related to the building. The company leases office space as tenants at will. Total rent expense paid under this lease for 2018 was $74,400. There are no amounts due to the stockholder at December 31, 2018.

Because this is a related party lease, operating results or financial position of the Company could differ significantly from those that would have been obtained if this was an arm's length transaction.

NOTE 8 – DEFERRED TAXES

The Company has a deferred tax asset which consists of state income tax credits, and contributions carryforward, net of a deferred tax liability for depreciation differences between book methods and state methods. The state income tax credits were generated in the years 2004 through 2008. They are available for carryforward and will expire between 2012 and 2019 if not utilized. No allowance is considered necessary.

NOTE 9 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 8, 2019, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment to the financial statements.

The owner of the company has signed a letter of intent to sell the business. The sale is contingent upon approval from regulators, and on reaching agreement on the terms of the sale by the seller and buyer.



LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
Secure Planning, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Secure Planning, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Secure Planning, Inc. claimed an exemption from 17 C.F.R. 240.15c3-(k)(2)(i) (exemption provisions) and (2) Secure Planning, Inc. stated that Secure Planning, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Secure Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Secure Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, P.C.
Norwood, Massachusetts
February 8, 2019



SECURE PLANNING, INC.

EXEMPTION REPORT PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Secure Planning, Inc., operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2018 without exception.

Signature: Lisa A. Dugan

Lisa Dugan, Vice President